

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2015

Via E-mail
James C. Cherry
Chief Executive Officer
Park Sterling Corporation
1043 Morehead Street, Suite 201
Charlotte, NC 28204

> **Re: Park Sterling Corporation**
> **Registration Statement on Form S-4**
> **Filed October 23, 2015**
> **File No. 333-207595**

Dear Mr. Cherry:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover

1. Please revise the cover page in order to indicate the total merger consideration that will be paid in this transaction. This should include consideration paid in connection with the payout of outstanding First Capital options and warrants.

Material U.S. Federal Income-Tax Consequences of the Merger, page 71

2. Please revise your registration statement to remove the assumptions that the merger will qualify as reorganization. You will have received a tax opinion from counsel prior to the effectiveness of this registration statement opining that the merger will qualify as a reorganization. Also, the tax opinion filed under Item 601(b)(8) of Regulation S-K should not assume any legal conclusions necessary for counsel to render its opinion on the tax consequences of the merger. Refer to Section III. C. 3. of Staff Legal Bulletin 19.

Representations and Warranties, page 81

3.   Please delete the sentence in the middle of page 82 that instructs the reader that the Merger Agreement is "only to provide you with information regarding its terms and conditions." Please revise to remove the implication that the merger agreement does not constitute disclosure about the company.

Exhibits

4.   Please include the consulting agreement you intend to enter into with Mr. Presley as an exhibit to your registration statement. In addition, please file your other exhibits as soon as possible so we may review those documents as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services